 Exhibit 4.8

PROMISSORY NOTE

Las Vegas, Nevada

$80,000 **August 31, 2014**

FOR VALUE RECEIVED, Dixie Foods International, Inc. (the "**Maker**" or the "**Company**") a Florida corporation, having an address of: c/o KCI Investments, LLC; 4033 South Dean Martin Drive; Las Vegas, NV 89103, hereby unconditionally promises to pay to the order of Donald Porges CPA, LLC, a LLC having an address of: 1880 N Congress Ave, Suite 215, Boynton Beach, FL 33426 (the "**Lender"**), the principal sum of eighty thousand dollars ($80,000) in consideration of certain advances made by the Maker to the Company as evidenced by the attached "Transaction by Account" ledger. The Note shall be guaranteed personally by Kenneth Antos.

This "**Note**" shall fund the amount of $80,000 and pay no interest until the "**Maturity Date**" (upon "Demand" – three days written notice by the Maker), on which date the principal balance of this note plus interest at the rate of 5.0% per annum shall be paid in full.

In addition to said principal sum, Maker further unconditionally promises to pay, on demand, all taxes (other than income taxes) assessed upon this note and all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees in the event of a default, incurred in the collection of this note. All payments made by Makers hereunder shall be first applied to such taxes, costs and expenses, and then to the principal sum then outstanding.

Agreed As Of This Date By:

KCI Investments, Inc.

Name: Kenneth Antos
Position: President and CEO
Dated: 8/31/14

Guaranteed By:

Kenneth Antos
As Guarantor